===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

(Mark One)
[X]      ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT OF 1934

                  For the fiscal year ended DECEMBER 31, 2000

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

        For the transition period from ______________ to _______________

                         Commission file number 0-26058


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                KFORCE.COM, INC. 401(k) RETIREMENT SAVINGS PLAN
                            120 WEST HYDE PARK PLACE
                                TAMPA, FL 33606

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  KFORCE INC.
                            120 WEST HYDE PARK PLACE
                                TAMPA, FL 33606

===============================================================================

KFORCE.COM, INC.
401(K) RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS
-------------------------------------------------------------------------------


                                                                                                    PAGE

INDEPENDENT AUDITORS' REPORTS                                                                         3

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     as of December 31, 2000 and 1999                                                                 5

   Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 2000                                                             6

   Notes to Financial Statements                                                                      7

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i - Assets Held for Investment Purposes
     as of December 31, 2000                                                                         12


Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Participants and Administrator of kforce.com, Inc. 401(k) Retirement Savings Plan f/k/a Romac International, Inc. 401(k) Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the kforce.com, Inc. 401(k) Retirement Savings Plan (the "Plan") as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2000 financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
Certified Public Accountants


Tampa, Florida
May 31, 2001

               Report of Independent Certified Public Accountants


To the Participants and Administrator of

Romac International, Inc. 401(k) Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of Romac International, Inc. 401(k) Retirement Saving Plan (the "Plan") at December 31, 1999 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.




/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Tampa, Florida
June 28, 2000

KFORCE.COM, INC.
401(K) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------


                                                                                           2000               1999

INVESTMENTS - At fair value (including $717,879 and $593,704
  of participant loans at December 31, 2000 and 1999, respectively)                     $66,635,438        $84,624,201
                                                                                        -----------        -----------

RECEIVABLES:
  Employer contributions                                                                    874,170            885,619
  Employee contributions                                                                    286,181            193,778
  Accrued interest and dividends                                                             16,104             22,172
                                                                                        -----------        -----------

           Total receivables                                                              1,176,455          1,101,569
                                                                                        -----------        -----------

CASH AND CASH EQUIVALENTS                                                                    68,467             72,803
                                                                                        -----------        -----------

NET ASSETS AVAILABLE FOR BENEFITS                                                       $67,880,360        $85,798,573
                                                                                        ===========        ===========


The accompanying notes are an integral part of these financial statements.

KFORCE.COM, INC.
401(K) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2000
-------------------------------------------------------------------------------


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Interest and dividends                                                             $  4,629,893
    Loan interest                                                                            55,467
                                                                                       ------------

                                                                                          4,685,360
                                                                                       ------------
  Contributions:
    Participant                                                                          11,893,692
    Employer                                                                                900,957
  Rollovers from other qualified plans                                                    2,232,418
  Other                                                                                      20,731
                                                                                       ------------

           Total contributions                                                           15,047,798
                                                                                       ------------

           Total additions                                                               19,733,158
                                                                                       ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Net depreciation in fair value of investments                                          18,111,582
  Benefits paid to participants                                                          19,520,335
  Administrative expenses                                                                    19,454
                                                                                       ------------

           Total deductions                                                              37,651,371
                                                                                       ------------

NET DECREASE                                                                            (17,918,213)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                                     85,798,573
                                                                                       ------------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                                         $ 67,880,360
                                                                                       ============


The accompanying notes are an integral part of these financial statements.

KFORCE.COM, INC.
401(K) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         Effective April 20, 1998, the sponsor of the Romac International, Inc. Employees' 401(k) Retirement Savings Plan (the "Romac Plan"), Romac International, Inc. ("Romac"), consummated a merger with Source Services Corporation ("Source"), with Romac being the surviving entity.

         Effective July 1, 1998, the Romac Plan was merged into the Source Services Corporation 401(k) and Profit Sharing Retirement Plan (the "Source Plan") which was amended and restated and renamed the Romac International, Inc. 401(k) Retirement Savings Plan (the "Romac Plan").

         Effective July 1, 1997, Romac consummated a merger with UQ Solutions, Inc. ("UQ"), with Romac again being the surviving entity.

         Effective July 1, 1999, the UQ 401(k) Plan (the "UQ Plan") was merged into the Romac Plan. The Romac Plan was amended to accommodate such merger. Subsequent to this date, there was no activity in the UQ Plan except for an asset transfer in the amount of $1,360,361 on July 29, 1999.

         During the year ended 2000, the Plan sponsor changed its name to kforce.com, Inc. (the "Company") and the Romac Plan's name was changed to kforce.com, Inc. 401(k) Retirement Savings Plan (the "Plan"). The following description of the Plan is provided for general information purposes. Participants should refer to the Plan agreement for a more complete description of the Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

         GENERAL - The Plan is a defined contribution plan covering substantially all full-time employees, except those subject to a collective bargaining agreement. The Plan is administered by the Company. Merrill Lynch Trust Company (the "Trustee") is the trustee and record keeper of the Plan.

         ELIGIBILITY - All employees are eligible to participate in the Plan with the exception of the following:

         - Employees who are covered by a collective bargaining agreement that does not provide for participation in the Plan.

         - Employees who are non-resident aliens with no U.S. source earned income.

         - Individuals who are performing service as independent contractors or consultants regardless of whether they are subsequently determined to be common law employees.

         -        Employees who are not on the U.S. payroll.

         CONTRIBUTIONS - Participants may contribute up to 15% of their compensation for the year. Company matching and profit sharing contributions are made at the discretion of the Board of Directors in amounts not to exceed the maximum permitted as a deductible expense by the Internal Revenue Code (the "Code"). Company contributions, if any, are funded annually to eligible participants remaining in the Plan at each year-end. Eligible participants are employees who have completed at least 1000 hours as of the last day of the Plan year, or who have terminated employment because of death, or total disability or after reaching age 55. The Company made matching contributions in the form of Company common stock equal to 10% of participant contributions for the periods to all participants eligible for matching and still employed at December 31, 2000 and 1999, respectively. There were no profit sharing contributions to the Plan for the year ended December 31, 2000.

         All contributions to the Plan are deposited with the Trustee. Contributions are then directed at the employee's discretion into the investment options described below. Investment elections may be changed by the employee at any time.

         - Merrill Lynch Retirement Preservation Trust - A collective trust maintained by Merrill Lynch that seeks to provide preservation of participant's investments, liquidity, and current income that is typically higher than money market funds. The fund invests primarily in a broadly-diversified portfolio of Guaranteed Investment Contracts and in obligations of U.S government and U.S. government agency securities.

         - MFS Total Return Fund - A fund which seeks above-average income growth consistent with the prudent employment of capital and may invest up to 20% of its total assets in high-yield securities, as well as 20% of its total assets in foreign and emerging market securities.

         - Alliance Growth and Income Fund - A fund which seeks income and capital appreciation by investing primarily in dividend-paying common stock of high quality companies.

         - Alliance Quasar Fund - A fund which seeks growth of capital by investing principally in equity securities issued by predominantly small companies within any industry which fund management believes has capital appreciation potential.

         - Templeton Foreign Fund - A fund which seeks long term capital growth by investing primarily in stocks and debt obligations of companies and governments outside the United States.

         - Merrill Lynch Small Cap Value Fund, formerly the Merrill Lynch Special Value Fund - A fund which seeks long-term growth of capital by emphasizing securities of relatively small-market capitalization companies, as well as emerging growth companies, that fund management believe have special investment value, regardless of size.

         - Merrill Lynch Corporate Bond Fund - A fund which seeks capital appreciation by investing primarily in investment grade corporate fixed-income securities with a maximum remaining maturity of 10 years.

         - PIMCO Total Return Fund - A fund which seeks to maximize total return, consistent with preservation of capital and prudent investment management. Under normal circumstances, the fund invests at least 65% of its assets in a diversified portfolio of fixed-income securities of varying maturities.

         - Merrill Lynch Equity Index Trust - A trust which seeks to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index (S&P 500(R) Index). This index is a means to measure the performance of a broad base of large U.S. corporations. The trust invests primarily in a portfolio of equity securities (stocks) designed to substantially equal or "match" the performance of this index, before expenses.

         - Pioneer Growth Shares A Fund - A fund which seeks capital appreciation; current income is incidental. The fund invests primarily in equities.

         - Self-Directed Fund - An investment option permitting participants to invest in investments other than those listed above (including investments in common stocks, money market funds and mutual funds).

         - kforce.com, Inc. Common Stock - An investment option permitting participants to invest in Company common stock.

         PARTICIPANT ACCOUNTS - Each participant's account is self-directed and is credited with the participant's contributions, the Company's matching contribution, an allocation of profit sharing contributions made by the Company, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The participant's account balance is reduced for any participant withdrawals, participant loans, and applicable expenses.

         ROLLOVERS - All employees who to meet the Plan eligibility requirements are eligible to make cash rollover contributions to the Plan from a previous employer's qualified retirement plan or a conduit IRA.

         VESTING - Participants are immediately vested in their contributions and profit sharing contributions made prior to June 30, 1998 plus actual earnings thereon. Company contributions and earnings vest at 10%, 30%, and 60% after 2, 3, and 4 years of vesting service, respectively. Company contributions become 100% vested upon:

         -        Normal retirement
         -        Total disability
         -        Death
         -        Completion of five years of vesting service
         -        Plan termination

         IN-SERVICE WITHDRAWALS - Participants may request the following types of in-service withdrawals from the Plan during any given calendar month:

         -        Age 59 1/2
         -        Financial hardship
         -        Withdrawals from profit sharing account

         PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the trust shall continue until all Participants' accounts have been completely distributed to each Participant (or their designated beneficiary) in accordance with the Plan.

         LOANS - Participants may borrow money from their vested account balance for any reason. The maximum amount available for loans is the lesser of $50,000 reduced by the participant's highest loan balance outstanding in the twelve months prior to the date of the loan or 50% of the participant's vested account balance. The minimum amount for a loan is $1,000.

         Loan repayments must have a definite repayment period not to exceed five years unless the loan is for the purchase of a principal residence, in which case the repayment period must not exceed 15 years. Participant loans, including interest thereon, are taxable to the participant upon default, as well as subject to applicable excise penalties.

         The loans are collateralized by the balance in the participant's account and bear interest at any reasonable rate.

         PAYMENT OF BENEFITS - On termination of service, a participant may elect an immediate single-sum payment.

         Additionally, participants of the Plan who were initially participants of the Romac Plan, and the UQ Plan prior to the merger, who have accounts greater than $5,000, may elect to receive equal installments over a period not to exceed the participant's (or participant's beneficiary's) life expectancy determined at the time of distribution. An immediate distribution from the Plan is made and the annuity is established with an outside third party.

         At December 31, 2000, there were approximately $59,000 in distribution payments that were processed and approved for payment by the Plan, but not yet paid to participants. At December 31, 1999, there were no distribution payments that were processed and approved for payment by the Plan, but not yet paid to participants.

         FORFEITED ACCOUNTS - Nonvested balances resulting from Company contributions will be forfeited upon the date the participant incurs five consecutive one-year breaks in service. A one-year break in service is any year a participant has less than 500 hours. For terminated employees who receive a distribution but who are re-employed during the five consecutive years following termination, the forfeiture amount shall be restored to the participant's account if the participant pays back the full amount of the distribution within five years of the re-employment date.

         Forfeited balances will be used first to fund any restorations and then to offset future Company matching contributions. Any remaining forfeitures shall be credited to a suspense account to be used for future restorations and to offset future Company matching contributions. For the year ended December 31, 2000, Company matching contributions were reduced by $0, from forfeited nonvested accounts. Additionally, no restorations were made out of forfeited funds for the year ended December 31, 2000. The suspense account is maintained in the Merrill Lynch Retirement Preservation Trust. Forfeited funds in the suspense account at December 31, 2000 and 1999 were $461,348 and $188,611, respectively.

2.       SUMMARY OF ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The Plan's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, except for benefit payments that are reported on a cash basis, in accordance with guidelines of the American Institute of Certified Public Accountants.

         USE OF ESTIMATES - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and the related changes in the net assets available for benefits. Actual results could differ from those estimates.

         VALUATION OF INVESTMENTS - The Plan's investments are stated at fair value, based on quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Loans are carried at cost which approximates market value.

         CONTRIBUTIONS - Employee contributions are recorded when salary or bonus is earned. Company contributions are recorded when authorized.

         Purchases and sales of securities are recorded on a trade-date basis.

         PAYMENT OF BENEFITS - Benefits are recorded when paid.

         EXPENSES OF PLAN - Certain expenses incurred in the administration of the Plan are paid by the Plan. The Company pays a portion of the expenses for services necessary for the administration of the Plan.

         ACCOUNTING PRONOUNCEMENTS - In June 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133, which amends certain provisions of SFAS No. 133 and provides additional guidance. The Plan will adopt SFAS No. 133, as amended, as of January 1, 2001. Management has determined that the impact of SFAS No. 133, as amended, will not be material to the Plan's financial statements.

3.       TAX STATUS

         The Plan obtained its latest favorable determination letter dated June 8, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax exempt as of the financial statement dates.

4.       PARTY-IN-INTEREST TRANSACTIONS

         Plan investments include shares of a collective trust and mutual funds managed by the Trustee and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management services amounted to approximately $19,000 and $6,000 for the years ended December 31, 2000 and 1999, respectively.

5.       INVESTMENTS

         The following presents investments, at fair value, that represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999:


                                                                                          DECEMBER 31,
                                                                                 ------------------------------
DESCRIPTION OF INVESTMENT                                                            2000              1999

Merrill Lynch Small Cap Value Fund                                               $ 6,990,622        $ 5,597,546
Merrill Lynch Retirement Preservation Trust                                        7,475,054         10,164,968
Alliance Growth and Income Fund                                                   21,850,986         21,427,640
Templeton Foreign Fund                                                             7,372,017          7,835,254
kforce.com, Inc. common stock                                                      4,945,380         23,813,553
MFS Total Return Fund                                                              3,952,225          3,792,846


         The Plan's investments, including gains and losses on investments purchased, sold and held during the year, appreciated (depreciated) in value as follows:


                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                    2000

Mutual funds                                                     $    (26,585)
kforce.com, Inc. common stock                                     (20,776,513)
Common stock investments                                            2,691,516
                                                                 ------------

                                                                 $(18,111,582)
                                                                 ============


                                     ******

KFORCE.COM, INC.
401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4I
ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2000
-------------------------------------------------------------------------------


IDENTITY OF PARTY INVOLVED                              DESCRIPTION OF ASSET                             CURRENT VALUE

kforce.com, Inc.                                        Common Stock                                       $ 4,945,380

Merrill Lynch Equity Index Trust 1*                     Collective Trust                                     2,068,747
Merrill Lynch Retirement Preservation Trust*            Collective Trust                                     7,475,054

Pioneer Growth Shares Fund                              Mutual Fund                                            576,051
Pimco Total Return Fund                                 Mutual Fund                                          2,104,504
MFS Total Return Fund                                   Mutual Fund                                          3,952,225
Alliance Growth And Income Fund                         Mutual Fund                                         21,850,986
Alliance Quasar Fund                                    Mutual Fund                                          1,644,280
Templeton Foreign Fund                                  Mutual Fund                                          7,372,017
Merrill Lynch Small Cap Value Fund*                     Mutual Fund                                          6,990,622
Participant Loans*                                                                                             717,879

NEWPOWER HOLDINGS INC                                   Self Directed Equity Investment                            440
Priceline Com Inc                                       Self Directed Equity Investment                            109
Barnesandnoble.Com Inc                                  Self Directed Equity Investment                            111
BUY.COM INC                                             Self Directed Equity Investment                            117
Rhythms Netconnections                                  Self Directed Equity Investment                            119
Gnl Datacomm Indust Inc                                 Self Directed Equity Investment                            122
Century Business Svcs                                   Self Directed Equity Investment                            123
Momentum B Applicatns                                   Self Directed Equity Investment                            123
HARMONIC INC                                            Self Directed Equity Investment                            139
Amn Pwr Conversion Corp                                 Self Directed Equity Investment                            142
AVAYA INC DELAWARE                                      Self Directed Equity Investment                            147
CLIPCLOP.COM ENTERPRISES                                Self Directed Equity Investment                            154
AT&T CORP WIRELESS GROUP                                Self Directed Equity Investment                            159
TALK VISUAL CORP                                        Self Directed Equity Investment                            165
TERAYON COMM SYSTS                                      Self Directed Equity Investment                            175
Wind River Systems Inc                                  Self Directed Equity Investment                            191
C Cor Electronics  10                                   Self Directed Equity Investment                            227
ITXC.CORP                                               Self Directed Equity Investment                            228
Perot Systems Cp Del Com                                Self Directed Equity Investment                            232
GRIC COMMUNICATIONS INC                                 Self Directed Equity Investment                            246
Symantec Corp Com                                       Self Directed Equity Investment                            250
Circuit City Stores Inc-                                Self Directed Equity Investment                            259
RF MONOLITHICS INC                                      Self Directed Equity Investment                            261
Cendant Corp                                            Self Directed Equity Investment                            273
VICINITY CORP                                           Self Directed Equity Investment                            279
Real Networks Inc                                       Self Directed Equity Investment                            296
NEW ERA OF NETWORKS INC                                 Self Directed Equity Investment                            299
SWITCHBOARD INC                                         Self Directed Equity Investment                            300
ASIA WEB HLDGS INC DEL                                  Self Directed Equity Investment                            331
IMAGING DIAGNOSTIC SYS                                  Self Directed Equity Investment                            341
FLAG TELECOM HOLDGS LMTD                                Self Directed Equity Investment                            352

                                                                    (Continued)

KFORCE.COM, INC.
401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4I
ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2000
-------------------------------------------------------------------------------


IDENTITY OF PARTY INVOLVED                              DESCRIPTION OF ASSET                             CURRENT VALUE

Sonic Automotive Inc A                                  Self Directed Equity Investment                            356
Teradyne Inc                                            Self Directed Equity Investment                            368
CRAFTMADE INTL INC                                      Self Directed Equity Investment                            376
BROOKTROUT INC                                          Self Directed Equity Investment                            378
Immune Response Corp Del                                Self Directed Equity Investment                            382
PINNACLE HOLDINGS INC                                   Self Directed Equity Investment                            392
Charles Schwab Corp                                     Self Directed Equity Investment                            414
VERISIGN INC                                            Self Directed Equity Investment                            419
Comcast Corp                                            Self Directed Equity Investment                            433
BINDVIEW DEVELOPMENT CRP                                Self Directed Equity Investment                            462
MARRIOTT INTL INC                                       Self Directed Equity Investment                            471
Samsonite Corp                                          Self Directed Equity Investment                            476
Exodus Communications Inc                               Self Directed Equity Investment                            480
Comdisco Inc                                            Self Directed Equity Investment                            482
NVIDIA                                                  Self Directed Equity Investment                            486
Bio Technology Gen Corp                                 Self Directed Equity Investment                            486
PRIMUS TELECOM GP INC                                   Self Directed Equity Investment                            499
SONICBLUE INC                                           Self Directed Equity Investment                            499
ION NETWORKS INC                                        Self Directed Equity Investment                            544
HEALTH GRADES INC                                       Self Directed Equity Investment                            544
Medtronic Inc                                           Self Directed Equity Investment                            555
Computer Science Corp                                   Self Directed Equity Investment                            581
Intelidata Technologies                                 Self Directed Equity Investment                            592
Aes Corp                                                Self Directed Equity Investment                            601
MCDATA CORP DEL                                         Self Directed Equity Investment                            615
Microchip Technology Inc                                Self Directed Equity Investment                            617
Allied Waste Inds                                       Self Directed Equity Investment                            621
Kulick E & Soffa Indust                                 Self Directed Equity Investment                            621
WELLS FARGO & CO NEW DEL                                Self Directed Equity Investment                            624
HTE INC                                                 Self Directed Equity Investment                            632
PUMATECH INC                                            Self Directed Equity Investment                            637
CRYPTOLOGIC INC                                         Self Directed Equity Investment                            641
STARNET COMM INTL                                       Self Directed Equity Investment                            655
Illinois Tool Works Inc                                 Self Directed Equity Investment                            673
Internet Cap Group Inc                                  Self Directed Equity Investment                            699
NEXTERA ENTERPRISES                                     Self Directed Equity Investment                            714
Metromedia Fib Netwk A                                  Self Directed Equity Investment                            729
EFFICIENT NETWORKS INC                                  Self Directed Equity Investment                            744
California Amplifier Inc                                Self Directed Equity Investment                            769
EXCHANGE APPLICATNS INC                                 Self Directed Equity Investment                            771
Immunex Corp New                                        Self Directed Equity Investment                            801
AMPAL AMER ISRL                                         Self Directed Equity Investment                            822
Calpine Corp                                            Self Directed Equity Investment                            843
EFFICIENT NETWORKS INC                                  Self Directed Equity Investment                            854
Xerox Corp                                              Self Directed Equity Investment                            855

                                                                    (Continued)

KFORCE.COM, INC.
401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4I
ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2000
-------------------------------------------------------------------------------


IDENTITY OF PARTY INVOLVED                              DESCRIPTION OF ASSET                             CURRENT VALUE

XCELERA INC                                             Self Directed Equity Investment                            858
Concord E F S Inc                                       Self Directed Equity Investment                            885
Extended Stay America                                   Self Directed Equity Investment                            887
Key Energy Group Inc                                    Self Directed Equity Investment                            901
Lockheed Martin Corp                                    Self Directed Equity Investment                            905
ASPEON INC                                              Self Directed Equity Investment                            913
Sandisk Corp Inc                                        Self Directed Equity Investment                            918
Vertel Corp                                             Self Directed Equity Investment                            920
Pepsico Inc                                             Self Directed Equity Investment                            932
Furniture Brands Intl                                   Self Directed Equity Investment                            948
SEEBEYOND TECHNOLOGY CORP                               Self Directed Equity Investment                            997
DIGITAL LIGHTWAVE INC                                   Self Directed Equity Investment                          1,009
ISOMET CORP                                             Self Directed Equity Investment                          1,079
Legato Systems Inc                                      Self Directed Equity Investment                          1,111
Lowes Companies Inc                                     Self Directed Equity Investment                          1,115
I SHARES TR DJ US INT                                   Self Directed Equity Investment                          1,126
ECHELON CORPORATION                                     Self Directed Equity Investment                          1,139
Verticalnet Inc                                         Self Directed Equity Investment                          1,141
Internet Cap Group Inc                                  Self Directed Equity Investment                          1,165
Lsi Logic Corp                                          Self Directed Equity Investment                          1,194
Automatic Data Proc                                     Self Directed Equity Investment                          1,195
Inktomi Corp                                            Self Directed Equity Investment                          1,224
RATEXCHANGE CORP                                        Self Directed Equity Investment                          1,229
PFSWEB INC                                              Self Directed Equity Investment                          1,230
Royal Dutch Pete Nlg 1.25                               Self Directed Equity Investment                          1,252
COMMERCE ONE INC                                        Self Directed Equity Investment                          1,261
JMAR TECHS                                              Self Directed Equity Investment                          1,279
ATLANTIC TECHNLGY VENTRS                                Self Directed Equity Investment                          1,282
BRIO TECHNOLOGY INC                                     Self Directed Equity Investment                          1,294
Clear Channel Communications                            Self Directed Equity Investment                          1,298
Act Manufacturing Inc                                   Self Directed Equity Investment                          1,314
Red Hat Inc                                             Self Directed Equity Investment                          1,386
Pmc Sierra Inc.                                         Self Directed Equity Investment                          1,416
At Home Corp                                            Self Directed Equity Investment                          1,454
KOPIN CORP                                              Self Directed Equity Investment                          1,483
TWEETER HOME ENTERTAINMENT GROUP                        Self Directed Equity Investment                          1,486
Conexant Sys Inc                                        Self Directed Equity Investment                          1,510
I SHARES T DJ US HLTHCR                                 Self Directed Equity Investment                          1,577
AMR Corp                                                Self Directed Equity Investment                          1,599
AKAMAI TECHNOLOGIES INC                                 Self Directed Equity Investment                          1,600
CYMER INC                                               Self Directed Equity Investment                          1,605
K Mart Corp                                             Self Directed Equity Investment                          1,646
BANK OF AMERICA CORP                                    Self Directed Equity Investment                          1,665
E Trade Group Inc                                       Self Directed Equity Investment                          1,666
AXS-ONE INC                                             Self Directed Equity Investment                          1,677

                                                                    (Continued)

KFORCE.COM, INC.
401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4I
ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2000
-------------------------------------------------------------------------------


IDENTITY OF PARTY INVOLVED                              DESCRIPTION OF ASSET                             CURRENT VALUE

ASYST TECH INC                                          Self Directed Equity Investment                          1,722
SBC Communications Inc                                  Self Directed Equity Investment                          1,805
SYCAMORE NETWORKS INC                                   Self Directed Equity Investment                          1,817
Cypress Semiconductor                                   Self Directed Equity Investment                          1,826
MRV Communications Inc                                  Self Directed Equity Investment                          1,829
Lucent Technologies Inc                                 Self Directed Equity Investment                          1,836
CORVIS CORP DELAWARE                                    Self Directed Equity Investment                          1,847
Barnes & Noble Inc                                      Self Directed Equity Investment                          1,865
Celgene Corp                                            Self Directed Equity Investment                          1,911
American  Home Products                                 Self Directed Equity Investment                          1,948
Natl. Semiconductor                                     Self Directed Equity Investment                          1,948
GATEWAY INC                                             Self Directed Equity Investment                          2,041
Rite Aid Corporation                                    Self Directed Equity Investment                          2,050
Veeco Instruments Inc                                   Self Directed Equity Investment                          2,076
Key Production Inc                                      Self Directed Equity Investment                          2,086
L-3 Communications Holding                              Self Directed Equity Investment                          2,100
Kemet Corp                                              Self Directed Equity Investment                          2,108
Cabletron Systems Inc                                   Self Directed Equity Investment                          2,108
GENAISSANCE PHARMCEUTCLS                                Self Directed Equity Investment                          2,137
Ciena Corp                                              Self Directed Equity Investment                          2,168
Chiron Corp                                             Self Directed Equity Investment                          2,194
Coca Cola Com                                           Self Directed Equity Investment                          2,392
UNIVERSAL DISPLAY CORP                                  Self Directed Equity Investment                          2,413
Network Appliance Inc                                   Self Directed Equity Investment                          2,421
BEA SYSTEMS INC                                         Self Directed Equity Investment                          2,506
Broadvision Inc                                         Self Directed Equity Investment                          2,548
Storage Technology Corp                                 Self Directed Equity Investment                          2,588
Morgan Stanley Dean Witter                              Self Directed Equity Investment                          2,680
American Intl Group Inc                                 Self Directed Equity Investment                          2,684
ARIBA INC                                               Self Directed Equity Investment                          2,791
AVAYA INC DELAWARE                                      Self Directed Equity Investment                          2,835
STRATOS LIGHTWAVE INC                                   Self Directed Equity Investment                          2,879
LIGHTPATH TECH                                          Self Directed Equity Investment                          2,895
Standard & Poors Dep Rcpts                              Self Directed Equity Investment                          2,931
Rational Software                                       Self Directed Equity Investment                          2,939
COSTCO WHOLESALE CORP                                   Self Directed Equity Investment                          2,957
PHARMACIA CORP                                          Self Directed Equity Investment                          2,993
Gap Inc Delaware                                        Self Directed Equity Investment                          2,993
Amazon Com Inc                                          Self Directed Equity Investment                          3,007
ENGAGE INC                                              Self Directed Equity Investment                          3,054
Qwest Comm Intl Inc                                     Self Directed Equity Investment                          3,253
Royal Caribbean Cruises                                 Self Directed Equity Investment                          3,339
EARTHLINK INC                                           Self Directed Equity Investment                          3,390
Sprint Corp                                             Self Directed Equity Investment                          3,408
Safeguard Scientific                                    Self Directed Equity Investment                          3,417

                                                                    (Continued)

KFORCE.COM, INC.
401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4I
ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2000
-------------------------------------------------------------------------------


IDENTITY OF PARTY INVOLVED                              DESCRIPTION OF ASSET                             CURRENT VALUE

BROCADE COMMUNICATIONS SYS                              Self Directed Equity Investment                          3,432
BIOMARIN PHARMACEUTICALS                                Self Directed Equity Investment                          3,443
ARIBA INC                                               Self Directed Equity Investment                          3,468
ADVANCED DIGITAL INFO CORP                              Self Directed Equity Investment                          3,479
American Express Company                                Self Directed Equity Investment                          3,487
Goldman Sachs Group Inc                                 Self Directed Equity Investment                          3,540
Solectron Corp                                          Self Directed Equity Investment                          3,714
Service Corp Intl                                       Self Directed Equity Investment                          3,789
CITIGROUP INC                                           Self Directed Equity Investment                          3,790
Jabil Circuit Inc                                       Self Directed Equity Investment                          3,790
COMPUDYNE CRP                                           Self Directed Equity Investment                          3,818
Genome Therapeutics MD                                  Self Directed Equity Investment                          3,836
Corning Inc                                             Self Directed Equity Investment                          3,914
PROXIM INC                                              Self Directed Equity Investment                          3,922
Hewlett Packard Co                                      Self Directed Equity Investment                          3,998
Vitesse Semiconductor Corp                              Self Directed Equity Investment                          4,170
RF MICRO DEVICES INC                                    Self Directed Equity Investment                          4,199
Radisys Corp                                            Self Directed Equity Investment                          4,252
APPLERA CRP-CELERA GEN G                                Self Directed Equity Investment                          4,282
Bjs Wholesale Club Inc                                  Self Directed Equity Investment                          4,296
ALLAIRE CORP                                            Self Directed Equity Investment                          4,351
Du Pont                                                 Self Directed Equity Investment                          4,374
Novellus Sys Inc                                        Self Directed Equity Investment                          4,478
NAVISITE INC                                            Self Directed Equity Investment                          4,637
HALL KINION & ASSOCS                                    Self Directed Equity Investment                          4,688
Nasdaq-100 Trustsm I                                    Self Directed Equity Investment                          4,716
Intl Paper Co                                           Self Directed Equity Investment                          4,786
Broadcom Corp                                           Self Directed Equity Investment                          5,030
Caterpillar Inc                                         Self Directed Equity Investment                          5,042
SONUS NETWORKS INC                                      Self Directed Equity Investment                          5,121
METLIFE INC                                             Self Directed Equity Investment                          5,187
JUNIPER NETWORKS INC                                    Self Directed Equity Investment                          5,213
Yahoo Inc                                               Self Directed Equity Investment                          5,228
Roberthalf Intl Inc                                     Self Directed Equity Investment                          5,438
CHECKFREE CORP                                          Self Directed Equity Investment                          5,533
Avery Dennison Corp                                     Self Directed Equity Investment                          5,551
JOHN HANCOCK FINANCIAL SVCS                             Self Directed Equity Investment                          5,560
MARIMBA INC                                             Self Directed Equity Investment                          5,760
XM SATELLITE RADIO HLDGS A                              Self Directed Equity Investment                          5,786
Staples Inc                                             Self Directed Equity Investment                          5,889
CAPITAL AUTOMOTIVE REIT                                 Self Directed Equity Investment                          5,953
Cvs Corp Delaware                                       Self Directed Equity Investment                          6,098
Abercrombie & Fitch Co                                  Self Directed Equity Investment                          6,183
SIRIUS SATELLITE RADIO                                  Self Directed Equity Investment                          6,212
Cmgi Inc Corp                                           Self Directed Equity Investment                          6,212

                                                                    (Continued)

KFORCE.COM, INC.
401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4I
ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2000
-------------------------------------------------------------------------------


IDENTITY OF PARTY INVOLVED                              DESCRIPTION OF ASSET                             CURRENT VALUE

Westell Tech A                                          Self Directed Equity Investment                          6,390
MPHASE TECHS INC N J                                    Self Directed Equity Investment                          6,455
St Jude Medical Inc                                     Self Directed Equity Investment                          6,476
Xilinx Inc                                              Self Directed Equity Investment                          6,593
Biogen Inc Mass                                         Self Directed Equity Investment                          6,768
Jefferson Pilot Corp                                    Self Directed Equity Investment                          6,921
Polymedica Inds Inc                                     Self Directed Equity Investment                          7,157
Gillette Co                                             Self Directed Equity Investment                          7,282
Altera Corp                                             Self Directed Equity Investment                          7,684
S1 CORP                                                 Self Directed Equity Investment                          7,762
AGILENT TECHNOLOGIES INC                                Self Directed Equity Investment                          8,377
General Mills                                           Self Directed Equity Investment                          8,596
Baxter International Inc                                Self Directed Equity Investment                          9,075
Lilly Eli Co                                            Self Directed Equity Investment                          9,328
Philip Morris Cos Inc                                   Self Directed Equity Investment                          9,403
Sears Roebuck                                           Self Directed Equity Investment                          9,639
APPLIED MICRO CIRCUITS                                  Self Directed Equity Investment                          9,667
OPENTV CORP                                             Self Directed Equity Investment                          9,795
Lions Gate Entertainment Corp                           Self Directed Equity Investment                         10,105
Office Depot Inc                                        Self Directed Equity Investment                         10,250
Safeway Inc                                             Self Directed Equity Investment                         10,608
3com Corp                                               Self Directed Equity Investment                         10,785
BMC Software Inc                                        Self Directed Equity Investment                         10,993
TMP Worldwide Inc                                       Self Directed Equity Investment                         11,314
Bank Of N Y Co Inc                                      Self Directed Equity Investment                         11,676
S C I Sys Inc                                           Self Directed Equity Investment                         11,807
Andrew Corp                                             Self Directed Equity Investment                         12,000
Household Intl Inc                                      Self Directed Equity Investment                         12,176
Cigna Corp                                              Self Directed Equity Investment                         12,269
Waste Management Inc                                    Self Directed Equity Investment                         12,432
Amgen Inc                                               Self Directed Equity Investment                         12,455
JDS Uniphase Corp                                       Self Directed Equity Investment                         12,528
Schering Plough Corp                                    Self Directed Equity Investment                         13,434
Tellabs Inc                                             Self Directed Equity Investment                         13,460
Abbott Labs                                             Self Directed Equity Investment                         13,901
Microsoft Corp                                          Self Directed Equity Investment                         14,796
Rambus Inc                                              Self Directed Equity Investment                         15,239
Texas Instruments                                       Self Directed Equity Investment                         15,478
Intel Corp                                              Self Directed Equity Investment                         15,519
Advanced Micro D Inc                                    Self Directed Equity Investment                         15,855
Cmgi Inc Corp                                           Self Directed Equity Investment                         15,934
Tyco Intl Ltd.                                          Self Directed Equity Investment                         16,227
PERCEPTRON INC                                          Self Directed Equity Investment                         16,514
Bristol Myers Squibb Co                                 Self Directed Equity Investment                         16,719
Oracle Corp                                             Self Directed Equity Investment                         17,239

                                                                    (Continued)

KFORCE.COM, INC.
401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4I
ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2000
-------------------------------------------------------------------------------


IDENTITY OF PARTY INVOLVED                              DESCRIPTION OF ASSET                             CURRENT VALUE

Citrix Systems Inc                                      Self Directed Equity Investment                         18,023
CYBER CARE INC                                          Self Directed Equity Investment                         18,224
McKesson HBOC INC                                       Self Directed Equity Investment                         18,246
Nextel Communications                                   Self Directed Equity Investment                         18,372
Exxon/Mobil                                             Self Directed Equity Investment                         18,904
Office Depot Inc                                        Self Directed Equity Investment                         19,025
Global Crossing Ltd.                                    Self Directed Equity Investment                         19,350
Level 3 Cmncatns                                        Self Directed Equity Investment                         19,542
Dell Computer Corp                                      Self Directed Equity Investment                         20,081
Allstate Corp Del                                       Self Directed Equity Investment                         20,837
AURA SYSTEMS INC                                        Self Directed Equity Investment                         21,535
Motorola Inc                                            Self Directed Equity Investment                         22,100
UNITED PARCEL SERVICE                                   Self Directed Equity Investment                         22,141
Merck & Co Inc                                          Self Directed Equity Investment                         22,605
Johnson & Johnson                                       Self Directed Equity Investment                         22,903
State Street Corp                                       Self Directed Equity Investment                         23,224
Qualcomm Inc                                            Self Directed Equity Investment                         23,999
Univision Communications                                Self Directed Equity Investment                         24,314
Veritas Software                                        Self Directed Equity Investment                         24,591
Chevron Corp                                            Self Directed Equity Investment                         26,454
PALM INC                                                Self Directed Equity Investment                         26,504
Ac Neilsen Corp                                         Self Directed Equity Investment                         28,413
Cisco Systems Inc                                       Self Directed Equity Investment                         28,486
Viacom Inc                                              Self Directed Equity Investment                         28,496
Sun Microsystems Inc                                    Self Directed Equity Investment                         30,220
UNUMPROVIDENT CORP                                      Self Directed Equity Investment                         30,719
ML&Co Inc                                               Self Directed Equity Investment                         30,866
Compaq Computer Corp                                    Self Directed Equity Investment                         31,916
Applied Material Inc                                    Self Directed Equity Investment                         32,135
Fannie Mae (USA)                                        Self Directed Equity Investment                         32,415
Enron Corp Oregon                                       Self Directed Equity Investment                         33,123
Southwest Airlines Co                                   Self Directed Equity Investment                         33,297
AT&T Corp                                               Self Directed Equity Investment                         37,187
VERIZON COMMUNICATIONS COM                              Self Directed Equity Investment                         38,764
NORTEL NETWORKS CORP                                    Self Directed Equity Investment                         40,676
WORLDCOM GROUP                                          Self Directed Equity Investment                         42,188
Wal Mart Stores Inc                                     Self Directed Equity Investment                         44,138
Intl Business Mach                                      Self Directed Equity Investment                         51,545
Lucent Technologies Inc                                 Self Directed Equity Investment                         52,757
Berkshire Hathaway                                      Self Directed Equity Investment                         57,947
Walt Disney Company                                     Self Directed Equity Investment                         60,085
Home Depot Inc                                          Self Directed Equity Investment                         65,921
Labor Ready Inc                                         Self Directed Equity Investment                         67,935
Intel Corp                                              Self Directed Equity Investment                         68,361
Oracle Corp                                             Self Directed Equity Investment                         75,822

                                                                    (Continued)

KFORCE.COM, INC.
401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4I
ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2000
-------------------------------------------------------------------------------


IDENTITY OF PARTY INVOLVED                              DESCRIPTION OF ASSET                             CURRENT VALUE

Microsoft Corp                                          Self Directed Equity Investment                         94,696
AOL TIME WARNER INC                                     Self Directed Equity Investment                         99,009
Pfizer Inc                                              Self Directed Equity Investment                         99,717
Eastern Amn N Gas Sprcprpst                             Self Directed Equity Investment                        142,571
E M C Corporation Mass                                  Self Directed Equity Investment                        148,460
Sun Microsystems Inc                                    Self Directed Equity Investment                        154,996
Cisco Systems Inc                                       Self Directed Equity Investment                        196,567
General Electric                                        Self Directed Equity Investment                        222,195
kforce.com, Inc.                                        Self Directed Equity Investment                        383,357

TERRA NETWORKS                                          Self Directed Foreign Equity Investment                    221
Vitro Socdad Anma Spnadr                                Self Directed Foreign Equity Investment                    538
Ericsn Lm Tel                                           Self Directed Foreign Equity Investment                  1,036
Glaxo Wellcome Sponsored                                Self Directed Foreign Equity Investment                  2,966
Taiwan S Manufacturing                                  Self Directed Foreign Equity Investment                  3,066
Elan Corp Plc                                           Self Directed Foreign Equity Investment                  3,672
Sony Corp                                               Self Directed Foreign Equity Investment                 10,943
Axa-Uap American                                        Self Directed Foreign Equity Investment                 12,349
Nokia Corp                                              Self Directed Foreign Equity Investment                 13,501
BP Amoco Plc Sponsored                                  Self Directed Foreign Equity Investment                 22,074
VODAFONE GRP PLC                                        Self Directed Foreign Equity Investment                 22,112
Nokia Corp                                              Self Directed Foreign Equity Investment                 34,271

LAZARD HIGH YIELD Fund                                  Self Directed Mutual Fund Investment                     2,625
Merrill Lynch Global Value Fund*                        Self Directed Mutual Fund Investment                       687
Merrill Lynch Intl Index Fund*                          Self Directed Mutual Fund Investment                     3,964
Merrill Lynch Global Tech Fund *                        Self Directed Mutual Fund Investment                    13,536
Merrill Lynch S & P 500 Index*                          Self Directed Mutual Fund Investment                    28,323
Merrill Lynch Eurofund*                                 Self Directed Mutual Fund Investment                    40,404
MORGAN STANLEY HIGH TECH 35 INDEX                       Self Directed Mutual Fund Investment                     1,882
ALLIANCE HEALTH CARE                                    Self Directed Mutual Fund Investment                       364
Aim Europe Growth Fund                                  Self Directed Mutual Fund Investment                       718
Seligman Communications & Information Fund Inc          Self Directed Mutual Fund Investment                     1,011
AIM GLOBAL FINANCIAL SERVICES                           Self Directed Mutual Fund Investment                     1,050
Oppenheimer Global Fund                                 Self Directed Mutual Fund Investment                     1,432
Aim Constellation Fund                                  Self Directed Mutual Fund Investment                     1,723
Aim Blue Chip Fund                                      Self Directed Mutual Fund Investment                     1,819
Munder Micro-Cap Equity                                 Self Directed Mutual Fund Investment                     1,897
OPPENHEIMER INTERNATIONAL                               Self Directed Mutual Fund Investment                     2,148
Aim Global Telecomm Fund                                Self Directed Mutual Fund Investment                     2,157
FIDELITY ADVANCED TECHNOLOGY                            Self Directed Mutual Fund Investment                     2,175
Mfs Total Return Fund                                   Self Directed Mutual Fund Investment                     2,487
Aim Weingarten Fund                                     Self Directed Mutual Fund Investment                     2,678
Aim Value Fund                                          Self Directed Mutual Fund Investment                     3,486
Alger Capital Appreciation                              Self Directed Mutual Fund Investment                     3,691

                                                                    (Continued)

KFORCE.COM, INC.
401(K) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4I
ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 2000
-------------------------------------------------------------------------------


IDENTITY OF PARTY INVOLVED                              DESCRIPTION OF ASSET                             CURRENT VALUE

Oppenheimer Main Street                                 Self Directed Mutual Fund Investment                     5,355
Morgan Stanley American Value                           Self Directed Mutual Fund Investment                     5,649
Oppenheimer Quest Balanced Fund                         Self Directed Mutual Fund Investment                     5,788
FRANKLIN MUTUAL SHARES                                  Self Directed Mutual Fund Investment                     6,221
BLACKROCK GBL SCIENTIFIC TEC                            Self Directed Mutual Fund Investment                     7,001
OPPENHEIMER MID CAP FUND                                Self Directed Mutual Fund Investment                     7,659
FIDELITY ADVISOR SER VII OVERSEAS PORT                  Self Directed Mutual Fund Investment                     8,005
PHOENIX-ENGEMANN GROWTH FUND                            Self Directed Mutual Fund Investment                     8,059
Munder Netnet Fund                                      Self Directed Mutual Fund Investment                    10,414
Mfs Utilities Fund                                      Self Directed Mutual Fund Investment                    12,057
Oppenheimer Intl Growth Fund                            Self Directed Mutual Fund Investment                    12,403
DREYFUS PREMIER                                         Self Directed Mutual Fund Investment                    12,867
Oppenheimer Capital                                     Self Directed Mutual Fund Investment                    15,986
PHOENIX-SENECA MID CAP                                  Self Directed Mutual Fund Investment                    16,475
Alliance Technology Fund                                Self Directed Mutual Fund Investment                    16,534
JUNDT OPPORTUNITY FUND                                  Self Directed Mutual Fund Investment                    16,548
JOHN HANCOCK MID CAP GROWTH FUND                        Self Directed Mutual Fund Investment                    16,816
Hancock Spcl Emerging Growth Fund                       Self Directed Mutual Fund Investment                    17,303
THE MANAGERS                                            Self Directed Mutual Fund Investment                    17,555
Aim Charter Fund                                        Self Directed Mutual Fund Investment                    18,062
Alger Midcap Growth Fund                                Self Directed Mutual Fund Investment                    19,283
MFS Capital Opp Fund                                    Self Directed Mutual Fund Investment                    20,338
State Street Aurora Fund                                Self Directed Mutual Fund Investment                    21,102
DREYFUS PREMIER SMALL CAP                               Self Directed Mutual Fund Investment                    23,259
Conseco Balanced Fund                                   Self Directed Mutual Fund Investment                    26,819
Federated Intl Small Co Fund                            Self Directed Mutual Fund Investment                    29,994
THE MANAGERS CAPITAL                                    Self Directed Mutual Fund Investment                    34,113
Pimco Innovation Fund                                   Self Directed Mutual Fund Investment                    78,767
Oppenheimer Enterprise Fund                             Self Directed Mutual Fund Investment                    83,637
Oppenheimer Global Growth & Income Fund                 Self Directed Mutual Fund Investment                    96,024
Alliance Premier Growth Fund                            Self Directed Mutual Fund Investment                   106,548
Am Cap Emerging Growth Fund, Inc                        Self Directed Mutual Fund Investment                   123,468
Fidelity Adv Equity Growth Fund                         Self Directed Mutual Fund Investment                   179,960

CMA Money Fund                                          Self Directed Money Market Fund                      1,660,509
                                                                                                           -----------

                                                                                                           $66,635,438
                                                                                                           ===========

*Party-in-interest

                                                                    (Concluded)

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                kforce.com, Inc. 401(k) Retirement Savings Plan
                                               (Registrant)


 June 29, 2000                  /s/ William L. Sanders
-----------------               -----------------------------------------------
     (Date)                     William L. Sanders
                                Plan Administrator and Chief Financial Officer

                                 EXHIBIT INDEX


Number   Exhibit                                                                Page
------   -------                                                                ----

23       Independent Auditors' Consent                                           1